STATE OF NEVADA
CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION
OF
AMERICAN EXPLORATION CORP.

American Exploration Corp., a corporation organized and existing under and by virtue of the provisions of the Nevada Revised Statutes,

DOES HEREBY CERTIFY:

1. That the name of this corporation is American Exploration Corp. (the "Corporation"), and that this corporation was originally incorporated pursuant to the Nevada Revised Statutes on May 11, 2006, amended on August 6, 2008, August 18, 2008, April 19, 2008, and April 14, 2009.

2. That the Board of Directors and Shareholders holding the voting rights of 65,650,000 shares of common stock (or 53.5%) of the voting rights of the Corporation duly adopted resolutions proposing to amend the Articles of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended Articles of Incorporation of the Corporation shall be amended such that Article 1. thereof be deleted and replaced with the following:

"Article. 1. Name of Corporation: Spotlight Innovation Inc."

RESOLVED, that the Amended Articles of Incorporation of the Corporation shall be amended such that Article 3. thereof be deleted and replaced with the following:

"Article. 3. Shares: The aggregate number of shares which this Corporation will have authority to issue is: Four Billion (4,000,000,000), par value $0.001 per share, all of which will be designated "Common Stock," and Five Million (5,000,000), par value $0.001 shares of preferred stock, 4,000,000 of which are designated as blank check preferred stock, 500,000 shares of Preferred Stock of the Company designated as "Series A Preferred Stock," and 500,000 shares of Preferred Stock of the Company designated as "Series C Preferred Stock" both with the designations, rights and preferences as set forth on the Certificate of Designation of such Series attached hereto.

Effective upon the close of business on December 9, 2013, each 500 shares of the issued and outstanding shares of Common Stock of this corporation shall thereby and thereupon automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock of this corporation (the "Reverse Stock Split"). No scrip or fractional shares will be issued by reason of the Reverse Stock Split. In lieu thereof, Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of old shares not evenly divisible by the number of new shares for which each old share is to be exchanged, will be entitled, upon surrender of certificates representing such shares, to an additional share of common stock in lieu thereof."

IN WITNESS WHEREOF, this Amendment to the Amended and Restated Articles of Incorporation has been executed by a duly authorized officer of this corporation on this 9th day of December, 2013.

By: ______________________________
Steven Harding, CEO, Director